UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

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SEC File Number:	001-35465
CUSIP Number:	900450206

(Check one):	☒ Form 10-K	□ Form 20-F	□ Form 11-K	☐ Form 10-Q	□ Form 10-D
	□ Form N-CEN	□ Form N-CSR

	For Period Ended:	December 31, 2022
□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Turtle Beach Corporation
Full Name of Registrant

N/A
Former Name if Applicable

44 South Broadway, 4th Floor
Address of Principal Executive Office (Street and Number)

White Plains, NY 10601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Turtle Beach Corporation (the “Company”) is unable to complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time without unreasonable effort or expense. The Company needs additional time to complete a goodwill analysis that may impact goodwill valuation on the balance sheet and to complete a deferred tax asset valuation allowance analysis that may impact deferred tax assets valuation on the balance sheet.  The results of these analyses may also have a non-cash impact on GAAP Net Income and GAAP EPS accordingly.

Accordingly, the Company is unable to file its Annual Report by the prescribed due date without unreasonable effort or expense and expects that the Annual Report will be filed as soon as practicable and prior to the fifteenth calendar day following the prescribed due date. The Company does not currently expect the results of this review to have a material impact on its financial condition, results of operations or prospects as disclosed in its Press Release (as defined below), nor does it anticipate it will result in a restatement of its prior financial results or result in a material change to its accounting policies or internal controls; however, no such assurances can be given at this time.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John T. Hanson	(888)	496-8001
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 13, 2023, the Company issued a press release (the “Press Release”) announcing the Company’s financial results for the year ended December 31, 2022 and was included as an exhibit to the Company’s Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on March 13, 2023. Information about the Company’s financial results for the year ended December 31, 2022 compared to the year ended December 31, 2021 was included in the Press Release.

Discussion of Forward-Looking Statements about Turtle Beach Corporation

Statements in this notification on Form 12b-25 regarding Turtle Beach Corporation that are not historical facts are “forward-looking statements” that involve risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements. These include statements about the effects of the Company’s review of its goodwill valuation and deferred tax asset analysis on its business, results, financial position, liquidity and outlook, which may constitute forward-looking statements and are subject to the risk that the actual impact may differ, possibly materially, from what is currently expected. Except as required by law, Turtle Beach Corporation undertakes no obligation to update any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Turtle Beach Corporation’s Securities and Exchange Commission filings, including, but not limited to, the risk factors and Special Note on Forward-Looking Information set forth in these filings and any updates to such risk factors and Special Note on Forward-Looking Information contained in subsequent reports on Form 10-K, Form 10-Q or Form 8-K.

                              Turtle Beach Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2023	By	/s/ John T. Hanson
John T. Hanson
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).